SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________________

Amendment No. 2

to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

_________________________

ARI NETWORK SERVICES, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror)

_________________________

Options to Purchase Common Stock of ARI Network Services, Inc.,

Par Value $0.001 Per Share

(Title of Class of Securities)

_________________________

001930205

(CUSIP Number of Class of Securities of Underlying Options to Purchase Common Stock)

_________________________

Brian E. Dearing

Chairman and Chief Executive Officer

11425 West Lake Park Drive, Suite 900

Milwaukee, Wisconsin 53224

(414) 973-4300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

_________________________

Copy to:

Larry D. Lieberman

Godfrey & Kahn, S.C.

780 North Water Street

Milwaukee, Wisconsin 53202

(414) 273-3500

CALCULATION OF FILING FEE

_____________________________________________________________________________________________

Transaction Valuation (1)	Amount of Filing Fee
$670,000	54.20

_____________________________________________________________________________________________

(1)   Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,101,336 shares of common stock of ARI Network Services, Inc. having an aggregate value of $670,000 will be exchanged and/or cancelled pursuant to this offer.  The aggregate value of such options was calculated based on the Black-Scholes option pricing model.  The amount of the filing fee, calculated in accordance with Rules 0-11(b) and 0-11(a)(4) and Section 13(e) of the Securities Exchange Act of 1934, as amended, equals $80.90 for each $1,000,000 of the value of the transaction.  The filing fee was previously paid with the Schedule TO filed with the Securities and Exchange Commission on October 22, 2003.

☐   Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  Not applicable.

Form or Registration No.:  Not applicable.

Filing party:  Not applicable.

Date filed:  Not applicable.

☐   Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐   third party tender offer subject to Rule 14d-1.

☒   issuer tender offer subject to Rule 13e-4.

☐   going-private transaction subject to Rule 13e-3.

☐   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

________________________________________________________________________

Introductory Statement

This Amendment No. 2 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 22, 2003, in connection with ARI Network Services, Inc.’s (the “Company”) offer to exchange stock options to purchase shares of the Company’s common stock, $0.001 par value, currently outstanding under the Company’s 1991 Incentive Stock Option Plan, the 1993 Director Stock Option Plan and the 2000 Stock Option Plan, upon the terms and subject to the conditions set forth in the Offer to Exchange.  The Offer to Exchange was previously filed as an exhibit to the Schedule TO as Exhibit (a)(1).  Except as amended and supplemented hereby, all of the terms of the offer and all disclosures set forth in the Schedule TO and the Offer to Exchange remain unchanged.

Item 4.

Terms of the Transaction.

Item 4 is hereby amended and supplemented as follows:

(i)

The last paragraph in the Offer to Exchange under the caption “The Offer – Acceptance of Eligible Options for Exchange and Issuance of New Options” is amended to read as follows:

“For purposes of this offer, we will be deemed to have accepted for exchange eligible options that are validly tendered and not properly withdrawn, if and when we give written notice, individually, to eligible employees and directors of our acceptance for exchange of such eligible options.  Our notice to you will be by e-mail or interoffice mail and will be provided promptly following the expiration date of the offer.  Our confirmation of receipt of the Election Concerning Exchange of Stock Options form does not alone constitute our acceptance of tendered options.  Subject to our rights to extend, terminate and amend this offer, we currently expect that we will accept promptly after the expiration of the offer all properly tendered eligible options that are not validly withdrawn.”

(ii)

The following amendments to the Offer to Exchange under the caption “The Offer – Conditions of the Offer,” which section is incorporated herein by reference:

(a)

the qualifying phrases “or may be” and “or may materially impair or impact” are removed from paragraph (e);

(b)

the following sentence is added to the end of paragraph (e):  “For a discussion of the benefits of this offer, see section 2 entitled ‘Purpose of the Offer.’”

(iii)

The Offer to Exchange is amended by deleting the entire section under the caption “The Offer – Forward Looking Statements.”

(iv)

The first sentence under “Acceptance of Eligible Options for Exchange and Issuance of New Options” is amended to read as follows:

“Upon the terms and subject to the conditions of this offer, promptly following the expiration date, we expect to accept for exchange and cancel eligible options properly tendered and not validly withdrawn before the expiration date and to notify all eligible employees and directors who have tendered their eligible options of our acceptance.”

Item 6.

Purposes of the Transaction and Plans or Proposals.

Item 6 is hereby amended and supplemented as follows:

(i)

The following paragraph is added as the third-to-last paragraph in the Offer to Exchange under the caption “The Offer – Purpose of the Offer:”

“In addition, ARI will benefit because this offer will have the effect of reducing the ‘overhang’ associated with our option programs.  Many of the options granted pursuant to the 1991 Plan and 1993 Plan are prime candidates to be exchanged, the effect of which will be to reduce the total number of shares reserved for issuance under the 1991 Plan and 1993 Plan because these Plans have now expired, and any options from these plans which are turned in may not be re-granted.  The reduction of the overhang could provide a benefit to ARI’s shareholders by lessening the dilution associated with our option plans.”

Item 10.

Financial Statements.

Item 10 is hereby amended and supplemented as follows:

(i)

The first two paragraphs in the Offer to Exchange under the caption “The Offer – Additional Information” are amended and restated to read as follows:

“We have filed with the SEC a Tender Offer Statement on Schedule TO, of which this offer to exchange is a part, with respect to the offer.  This offer to exchange does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO.  We recommend that you review the Schedule TO, including its exhibits, and the following materials which we have filed with the SEC before making a decision on whether to tender your eligible options:

(a)

Our Annual Report on Form 10-K for the year ended July 31, 2003;

(b)

The description of our common shares contained in our registration statement on Form 8-A, filed on October 22, 1991, including all amendments or reports updating this description; and

(c)

Our Reports on Form 8-K, dated August 8, 2003 and August 14, 2003.

We hereby incorporate by reference the financial information included in our annual report on Form 10-K for the fiscal year ended July 31, 2003.”

(ii)

The Company’s 2003 annual report to shareholders, which includes full audited financial statements for the year ended July 31, 2003, will be disseminated to all eligible employees and directors on or about November 7, 2003.

Item 12.  Exhibits.

(a)(1)

Offer to Exchange Certain Outstanding Option Grants for New Option Grants to be Issued No Sooner than May 20, 2004, dated October 22, 2003.*

(a)(2)

Form of Personal Statement of Stock Option Grants.*

(a)(3)

Press Release dated October 22, 2003.*

(a)(4)

Letter to employees.*

(a)(5)

Slides used by Management in discussions with employees.**

(a)(6)

Optionee letter accompanying annual report to shareholders.

(a)(7)

Follow-up letter.

(d)(1)

ARI Network Services, Inc. 2000 Stock Option Plan.*

(d)(2)

ARI Network Services, Inc. 1993 Director Stock Option Plan, as amended and restated (filed as Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended January 31, 1999, and incorporated herein by reference.)

(d)(3)

1991 Stock Option Plan of ARI Network Services, Inc., as amended and restated (filed as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended January 31, 1999, and incorporated herein by reference.)

*  Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on October 22, 2003.

**  Previously filed as an exhibit to Amendment No. 1 to Schedule TO filed with the Securities and Exchange Commission on October 27, 2003.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

Dated:  November 4, 2003

ARI NETWORK SERVICES, INC.

_/s/ Brian E. Dearing________________________

Brian E. Dearing

Chairman and Chief Executive Officer